PROSPECTUS



                              BarPoint.com, Inc.


                                5,288,094 Shares
                                 Common Stock


     The selling stockholders are offering 5,288,094 shares of common stock of BarPoint.com, Inc. We will not receive any proceeds from the sale of stock by the selling stockholders under this prospectus. The selling stockholders acquired the shares of common stock being sold under this prospectus from us in private placement transactions. In addition, 360,000 of the shares being registered are issuable upon exercise of outstanding options or warrants issued in connection with private placement transactions.


     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "BPNT." On November 5, 2000 the closing price of our common stock as reported by the Nasdaq SmallCap Market was $2.72 per share.


     The selling stockholders may offer shares through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices. The selling stockholders may make sales directly to purchasers or through agents, dealers or underwriters.


                               ----------------
     Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.
                               ----------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                The date of this Prospectus is November 22, 2000

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to "BarPoint," "we," "our" and "us" refer to BarPoint.com, Inc. and our subsidiaries, unless the context requires otherwise.



                               ----------------
                               TABLE OF CONTENTS
                               ----------------

                                                          Page
                                                         -----
Prospectus Summary ...................................     3
Risk Factors .........................................     5
Note Regarding Forward-Looking Statements ............    10
Use of Proceeds ......................................    10
Selling Stockholders .................................    11
Plan of Distribution .................................    14
Legal Matters ........................................    15
Experts ..............................................    15
Where You Can Obtain Additional Information ..........    15
Index to Financial Statements ........................    F-1

                               ----------------
     We own or have rights to the product names, tradenames and trademarks that we use in conjunction with the sale of our products. This prospectus also contains product names, tradenames and trademarks of other companies.

                               PROSPECTUS SUMMARY


     This summary highlights selected information contained elsewhere in this prospectus. You should read this entire prospectus carefully.

Our Business


     We have developed and recently launched a product information service utilizing proprietary reverse search technology that enables consumers to access our Internet database and search for product-specific information using unique product identifiers including universal product codes, known as UPCs or barcode numbers. UPC barcode numbers are an international standard identifier for retail products. We are continuing to compile an extensive product database, consisting of millions of retail products with UPC barcode numbers. Our service can be accessed from a desktop computer or a wide variety of Internet-enabled handheld mobile devices, including personal digital assistants known as PDAs, interactive pagers and cellular phones. By typing or scanning the barcode number that manufacturers assign to their products, consumers can easily access a variety of product specific information gathered by us, including:

     o manufacturer contact information;


     o product reviews, specifications and other related information;


     o comparative pricing from a variety of sources; and


     o links to purchase the item from a variety of vendors.

     On December 6, 1999, we launched our preview website without material advertising and promotion, www.barpoint.com, where consumers can access our database to search for information in the following select categories: audio books, books, computers, DVD, music, software and video. In addition, visitors to our preview website can download free software for the Palm VII PDA manufactured by Palm Computing, which enables them to access our database from the Palm VII on a wireless basis. We launched the first phase of version 2.0 of our website and service in October 2000 with continuing enhancements to be rolled out over the next few months. We also plan to release versions of our technology for additional wireless mobile devices, including other Palm OS and Microsoft Pocket PC handheld computers, interactive pagers from Research in Motion and Motorola, and Internet and digital enabled cellular phones. Our technology will allow the consumer or business to comparison shop with a handheld wireless device and to purchase products through our e-commerce and retail partners. We believe we have the potential to revolutionize the way consumers and businesses make buying decisions by providing easy and efficient access to the product-specific information required to make those buying decisions. As of June 30, 2000, we had e-commerce agreements with 375 e-commerce vendors including Amazon.com, eToys and Tower Records.

     We incurred a loss from operations of $9.3 million from our inception through June 30, 2000. Prior to our acquisition of Synergy Solutions in November 1999 and prior to the launch of our preview website on December 6, 1999, we had no revenues. We expect to continue to incur operating losses in the foreseeable future due to the costs associated with advertising, research and development, selling, general and administration expenses involved in launching and marketing our service. We are just beginning to generate operating revenues and we are unable to assure our shareholders that we will achieve operating profitability, or sustain it if attained in the future. Substantially all of our revenues were derived from the sale of software for Palm Computing devices by our wholly owned subsidiary, Synergy Solutions.

Our Strategy

     Our objective is to establish ourselves as the leading product information and shopping service for mobile and on-line commerce as well as a developer of software applications dedicated to helping businesses and consumers save time and money. To achieve this goal we intend to:

     o integrate our technology into new and existing avenues of Internet access;

     o pursue strategic relationships with retailers, manufacturers and technology partners;

     o develop compelling software applications for our partners and users;

     o establish a brand identity; and

     o capitalize on multiple avenues of generating revenues.

Our Strategic Relationships

     We have established a number of strategic relationships to further our business objectives, including:

     o strategic relationships with Verizon Wireless, AT&T Wireless Services, Omnisky and GoAmerica, Inc. to integrate our BarPoint Shopper technology into their wireless internet service offerings;

     o a strategic relationship with Palm, Inc. for Palm to distribute our BarPoint Shopper technology application with future handheld computers;

     o an agreement with Motorola to make our service available through their Internet capable phones;

     o agreements with JP Systems, Inc. and i3 Mobile, Inc. to integrate our BarPoint Shopper technology into their content packages for wireless devices; and

     o a contract with Office Depot to occupy the premium partner position for the office products category of our service.

     In addition, our subsidiary, Synergy Solutions, Inc., expanded retail distribution by introducing new products and establishing relationships with Gateway, Inc., Office Depot, CompUSA, and Micro Center. Synergy Solutions creates retail software applications for mobile devices and has expanded its scope of activities to include development of software applications for BarPoint Partners and for specific vertical markets . In November 2000, Synergy Solutions announced the introduction of SlideShow Commander, an application that improves the way business presentations are given, and the release of PD Activate 2.0, the new version of its suite of productivity applications.

Recent Developments

     In August 1999, BarPoint entered into a strategic partnership with Symbol Technologies, Inc. As part of that partnership, Symbol Technologies purchased 1,315,789 shares of our common stock valued at $2,500,000 in exchange for $1,000,000 cash and an agreement to make available to BarPoint up to 110,000 Symbol SPT 1500 machines at a special price, plus a royalty free license to use Symbol's scanner patents. During the second half of our fiscal year ended September 30, 2000, BarPoint acquired 10,000 SPT 1500 machines in accordance with the agreement. Although we are currently negotiating the sale of the majority of these devices, we have determined that it is not in the Company's best interest to be responsible for the logistics and financial requirements associated with maintaining inventory related to hardware sales. As a result, we reached agreement with Symbol to dissolve the product supply and license agreement and enter into a new sales and royalty agreement. Under this new agreement, BarPoint will continue to promote the use of Symbol scanning devices and will continue to develop applications that improve the functionality of scanning devices, but will now arrange for the sale of the devices to BarPoint partners through Symbol for which BarPoint will receive commissions on sales of Symbol hardware and royalties on bundled BarPoint software.

     Effective September 30, 2000, Matthew C. Schilowitz, a shareholder and former director of BarPoint, resigned from his position as a consultant to pursue other interests. In connection with his resignation, Schilowitz and BarPoint agreed that his consulting agreement is no longer in effect. BarPoint agreed to continue payment of Schilowitz's base fee through June 3, 2002, as required by the consulting agreement. In addition, in exchange for the receipt of certain releases, non-competition and confidentiality obligations, and the performance of other specified obligations, we agreed to make a cash payment to Schilowitz of $150,000 on January 2, 2001, and grant him125,000 options on the effective date of the releases at an exercise price of $2.00 per share. The parties also agreed that the resignation would not trigger any clause that would otherwise accelerate an option expiration date in other options previously granted to Mr. Schilowitz.

Our History

     We were originally incorporated in Delaware on December 19, 1995 under the name The Harmat Organization, Inc. In June 1999, we acquired all the shares of BarPoint.com, Inc., a Florida corporation, known as BarPoint-Florida, and changed our name to BarPoint.com, Inc. Because this transaction is accounted for as a reverse acquisition, information for periods prior to the date of acquisition reflects only BarPoint-Florida's operations. Our principal executive offices are located at One East Broward Boulevard, Suite 410, Fort Lauderdale, Florida 33301. Our telephone number is (954) 745-7500 and our website is www.barpoint.com.

                                  RISK FACTORS


     Before you invest in our common stock, you should be aware of various risks described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock. Additional risks not presently known to us or that we currently do not believe will be material may also impair our business operations.


Our operating history is limited.


     While our company was founded in 1995, we only began our current operations with the acquisition of BarPoint-Florida in June 1999. When we acquired BarPoint-Florida it had been in existence since October 1998. Therefore our results of operations from prior periods are not indicative of our future results. We face substantial difficulties as an early stage company in a new and rapidly evolving industry, and do not have historical financial results which are relevant to evaluate our business and our prospects.


We have a history of operating losses and expect to continue to post losses.


     We incurred a net loss from operations of $9.3 million from our inception through June 30, 2000. Prior to our acquisition of Synergy Solutions in November 1999 and prior to the launch of our preview website on December 6, 1999, we had no revenues. We expect to continue to incur operating losses in the foreseeable future due to the costs associated with advertising, research and development, selling, general and administration expenses involved in launching and marketing our service. We are just beginning to generate operating revenues and we are unable to assure our stockholders that we will achieve operating profitability, or sustain it if attained in the future. Substantially all of our revenues were derived from the sale of software for Palm Computing devices by our wholly owned subsidiary, Synergy Solutions.


Rapid technological changes in electronic commerce and internet access devices may increase our costs and competition and may adversely affect our business.


     The electronic and mobile commerce markets are relatively new. These markets have undergone and are expected to continue to undergo significant and rapid technological changes. Market penetration and customer acceptance of our business will depend upon our ability to develop successful marketing strategies as well as our ability to adapt to rapid technological changes in the industry and integrate our technology into emerging wireless access devices and other Internet appliances. If our technology is not accessible from widely-used wireless access devices and other Internet appliances, our business and prospects will be adversely affected. We also expect that new competitors may introduce systems or services that are directly or indirectly competitive with ours. These competitors may succeed in developing systems and services that have greater functionality or are less costly than our systems and services, and may be more successful in marketing such systems and services.


     Technological changes have lowered the cost of operating communications and computer systems and purchasing software. These changes reduce our cost of providing services but also facilitate increased competition by reducing competitors' costs in providing similar services. This competition could increase price competition and reduce anticipated profit margins.


We recently launched our website and may not achieve market acceptance.


     We launched our preview website in December 1999 and we have recently launched our application for the Palm VII personal digital assistant. Our success depends on a sufficient number of end users and business affiliates utilizing our specific technology to enable us to achieve profitable operations. We cannot predict whether the technology, licenses and business plan we have developed will appeal as a package to Internet users. Wide market acceptance will be necessary to generate profits and enable us to continue in the marketplace.


We are dependent on the Internet and our host provider to conduct business.


     We are dependent on the Internet and third party Internet providers to conduct our business. If the Internet were to experience technical difficulties that limit our ability to provide information through our website, limit our customers' access to our website or impair our ability to effectively process information through the Internet, our business would be adversely affected. We have an agreement with a third party to host our website from their facility in California. We do not have a redundant host center. If our host center in California experiences technical difficulties, our website may be unavailable and our business, reputation, financial condition and results of operation may suffer.


Our current officers and directors can act together to control the actions of our company.


     As of September 30, 2000, our executive officers and directors own a total of 2,397,297 shares, representing approximately 7.1% of our outstanding common stock. In addition, Leigh Rothschild, our Chairman of the Board, holds three shares of Series A Preferred Stock that vote with the common stock and have a total of 671,766 votes. Jay Howard Linn, one of our directors, is the trustee of Irrevocable Trust No. III, the beneficiaries of which are Mr. Rothschild and his family members and which owns 4,593,239 shares of our common stock. Mr. Linn is also the trustee of the Rothschild Children Present Interest Trust, the beneficiaries of which are members of Mr. Rothschild's family, which owns 156,736 shares of our common stock. Mr. Linn disclaims all beneficial ownership of these shares. Including the shares held by the trusts, our executive officers and directors control 46.2% of the vote. As a result, our officers and directors are able to control the election of directors and the outcome of other matters that come before the stockholders. They may defeat a proposed merger or acquisition which some of our stockholders may consider to be in their best interest. Management's stock ownership and voting control may also discourage potential acquirers from making a tender offer or other proposal to obtain control of our company, even at a premium to the then prevailing stock price.


We are uncertain as to the issuance of patents for our technology.


     We have filed six patent applications and may file additional applications. Because of the growth of the Internet and Internet related businesses, a significant number of patent applications are being filed in our areas of interest. We cannot assure you that a patent will be issued protecting the BarPoint technology. If we do not receive patent protection for our technology, other companies may be able to use our technology to compete with us. Even if a patent is issued, we cannot assure you that it will be upheld against challenges or that other patents do not already exist upon which our product infringes. Any challenges to the validity of our current and future patents and patent applications may result in requests or mandates to modify our systems accordingly or even discontinue our operations. In addition, we are aware of third parties who hold patents relating to the use of barcodes and/or scanning equipment. While we do not believe our intellectual property infringes on the intellectual property of these third parties, we cannot assure you that they will not assert claims of infringement against us. Any claims asserted against us may potentially lead to costly and time-consuming litigation.


We may need to incur litigation expenses in order to defend our intellectual property rights and might nevertheless be unable to adequately protect these rights.


     We believe that our future success will depend on our ability to protect our trademarks and internally developed technologies, including our Internet systems, which we seek to protect through a combination of patent, trademark, copyright and trade secret laws. Protection of our trademarks is crucial as we attempt to build our brand name and reputation. Despite actions we take to protect our intellectual property rights, it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization or to develop similar technology independently. We may need to engage in costly litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the intellectual property rights of others. We cannot assure you that our efforts to prevent misappropriation or infringement of our intellectual property will be successful. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our online services and features or to license alternative technology from another party. Implementation of any of these alternatives could be costly and time-consuming and may not be successful. Any intellectual property litigation would be likely to result in substantial costs and diversion of resources and management attention. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving.


We may be unable to compete successfully in the highly competitive Internet consumer business.


     The Internet consumer market is a new and rapidly emerging area. We face competition from a number of established competitors who offer consumer goods and items on the Internet, including Yahoo, Lycos and Excite, which provide search engines to potential consumers. In addition to these search engines comparative price shopping websites also compete with us, including mysimon.com, dealtime.com, checkout.com, iChoose.com and upcsmart.com. These websites offer comparative price shopping services similar to ours and are expected to be among our main competitors. Many of our competitors have greater financial, technical, marketing and other resources. We expect competition to intensify in the future. As the Internet continues to displace the traditional ways of shopping and consumer spending, we believe that the companies involved in providing online consumer information and comparative price shopping, will increase their efforts to develop services and marketing programs that compete with our approach. We are unable to anticipate which other companies are likely to offer competitive services and marketing approaches in the future.


We are dependent on the proliferation of Internet access products manufactured and marketed by third parties.


     One aspect of our strategy depends on integrating our technology and software into mobile Internet access devices such as PDAs, interactive pagers and cellular phones including the Palm VII and Internet capable phones. If the devices that contain our software or for which our software is available, do not achieve market acceptance, we will not generate sufficient traffic and revenues to offset the costs associated with this strategy. Even if these devices achieve market acceptance, technical difficulties that limit access to our database could adversely affect our business. Failure of consumers to be able to attain easy access to our technology through the widespread distribution of these products would have a negative impact on our business and our ability to grow.


     In addition, our success depends upon our ability to enter into additional agreements with third parties to make our technology available through new computer devices and renew our current and future agreements on favorable terms after their expiration. If these agreements terminate, or if our third party partners experience technical difficulties causing us to lose access to these devices, our business would be materially and adversely affected.


We have a need for highly qualified personnel.


     The success of our business will depend upon our ability to attract and retain personnel with a wide range of technical capabilities including, programming and integrating our database with new and emerging technologies. Competition for such personnel is intense, and is expected to increase in the future. If we are unable to attract and retain qualified personnel, our business and results of operations will be adversely affected.

We may be vulnerable to attempts by unauthorized computer users to penetrate our network security.


     Someone may be able to misappropriate proprietary information and cause interruptions in our services. We may need to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. In addition to security breaches, inadvertent transmission of computer viruses could expose us to risk of loss or litigation and possible liability.


An economic downturn may materially adversely affect our ability to generate revenues.


     Our system is dependent upon our customers' shopping habits, consumer spending capability and their ability to access the Internet. In the event of an economic downturn or change in consumer patterns, our business could be adversely affected. For example, if the economy declines, the public's ability and desire to shop or spend money may significantly decrease. A shift in the economic environment may cause the public to limit their consumer spending. In addition, a customer's ability to purchase a computer or mobile access device and access the Internet and our service may equally be affected in an economic downturn.


An active market for our common stock may not be sustained.


     Our shares have been trading on the Nasdaq SmallCap Market since June 27, 2000 and prior to that time traded on the OTC Bulletin Board since our initial public offering in September 1996. Since our acquisition of BarPoint-Florida and our commencement of our current Internet business on June 3, 1999, we have been trading at a significantly increased volume and at higher prices than previously. We cannot assure you that an active market for our securities will be sustained in the future.


     The market price for our common stock may be significantly affected by such factors as our financial results, changes in technology, changes in the Internet, new competition, consumer demands, a shift in products that carry our technology or any change in consumer spending habits.


     Additionally, in recent years, the stock market has experienced a high level of price and volume volatility, and market prices for many companies, particularly small and emerging growth companies as well as Internet/high tech companies, the stocks of which trade on the Nasdaq SmallCap Market, have experienced wide price fluctuations not necessarily related to the operating performance of such companies. The market price for our common stock may be affected by general stock market volatility.


We may be subject to increased government regulations in the future.


     We are subject to the risks associated with changes in United States regulatory requirements. If more stringent regulatory requirements and/or safety and quality standards are issued in the future, they may have an adverse effect on our business. In addition, use of our website could be adversely affected if our Internet system provider or the Internet system providers of our customers, adopts stricter safety standards or becomes more heavily regulated by the Federal Communications Commission.


Our success depends on the success of third party retailers, suppliers and distributors.


     We expect to derive a significant portion of our future revenues from commissions on sales by other companies. While the customer accesses information regarding the product from our website, the products are sold by third party retailers and suppliers and distributed by third party distributors. Our success depends on the success of these third parties. The retailers, suppliers and distributors we rely on are subject to a number of risks, including credit, inventory and business concentration risks. Failure of these distributors, retailers and suppliers to satisfy our customers' needs could harm our reputation, decrease traffic to our site and adversely affect our results of operations.

The sale of our investment securities may affect our liquidity and capital resources.


     As of June 30, 2000, we had $3.3 million in marketable securities. These securities primarily consist of 278,836 common shares of Socket Communications, Inc. and may be traded at any time. In the event these marketable securities substantially decline in value, our liquidity and capital resources could be materially and adversely affected.


Our authorized and unissued preferred stock may have anti-takeover effects.


     Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock, $.001 par value per share. Only three shares of preferred stock have been designated and issued. Our board of directors is authorized to issue shares of preferred stock from time to time with the relative conversion rights, voting rights, terms of redemption and liquidation preferences the directors designate. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. If our board of directors authorizes the issuance of shares of preferred stock with conversion rights, the number of shares of our common stock outstanding could potentially be increased by up to the authorized amount. Issuance of shares of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control of our company and may adversely affect the rights of holders of our common stock. Also, the preferred stock could have preferences over the common stock (and other series of preferred stock) with respect to dividends and liquidation rights. In addition, the terms of any series of preferred stock, could adversely affect the rights of holders of the common stock. The issuance of preferred stock could make the possible takeover of our company or the removal of our management more difficult, discourage hostile bids for control of our company in which stockholders may receive premiums for their shares of common stock or otherwise dilute the rights of holders of common stock and the market price of the common stock.


Sales of substantial amounts of shares eligible for future sale may adversely affect our stock price.


     As of September 30, 2000, we had issued and outstanding 17,007,237 shares of our common stock and approximately 5,526,345 shares of common stock are issuable upon exercise of outstanding options and warrants. The shares covered by this prospectus are freely tradeable. The possibility that substantial amounts of our common stock may be issued and/or freely resold in the public market may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of our equity securities. We believe approximately 8,171,373 shares of our common stock, excluding the shares covered by this prospectus prior to the sale of those shares under this prospectus, are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, and may be resold in compliance with Rule 144.


     In general, under Rule 144, a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned such shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock or (ii) the average weekly trading volume in our common stock on the Nasdaq SmallCap Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about us. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale by that person and who has beneficially owned his shares for at least two years, will be able to sell his shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of ours.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS


     All statements, trend analyses and other information contained in this prospectus regarding markets for our products and trends in net revenues, gross margin and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "should," "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of those risks. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.



                                USE OF PROCEEDS


     We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders under this prospectus. We estimate that our expenses in connection with this offering will be approximately $100,000.

                             SELLING STOCKHOLDERS


     The following table provides information regarding the beneficial ownership of shares of common stock by the selling stockholders as of the date of this prospectus and as adjusted to reflect the sale of all of their shares. Each of the selling stockholders received their shares in a private placement transaction with BarPoint. Seymour Siegel and David Wachter are directors of BarPoint and Mr. Wachter is a managing director of Jefferies & Company, Inc.

     In connection with those agreements, we have agreed to file and maintain the effectiveness of the registration statement of which this prospectus forms a part and to pay all fees and expenses incident to the registration of this offering, including all registration and filing fees, all fees and expenses of complying with state blue sky or securities laws, all costs of preparation of the registration statement and fees and disbursements of our counsel and independent accountants.

                                                                                                   Shares
                                                                                                 Beneficially
                                                  Shares Beneficially Owned           Shares          Owned
                                                    Prior to the Offering            Offered  After the Offering
                                           ---------------------------------------- --------- ------------------
                                                            Number of
                                                        Shares Underlying
                                              Number       Options or
Name of Beneficial Owner                    of Shares       Warrants       Percent               Number   Percent
------------------------------------------ ----------- ------------------ ---------             -------- --------
Hartford Capital Appreciation Fund .......   918,100                          5.4%     918,100        0     *
Kevin Kimberlin Partners, LP .............   675,000                          4.0%     675,000        0     *
Jeffrey Braun ............................   526,315                          3.1%     526,315        0     *
Galleon Technology Offshore, Ltd .........   516,666                          3.0%     516,666        0     *
Galleon Technology Partners II, L.P. .....   254,167                          1.5%     254,167        0     *
Stephanie Holdings .......................   202,500                          1.2%     202,500        0     *
Brent Holdings ...........................    25,000                            *       25,000        0     *
Jefferies & Company, Inc. ................     4,167        147,000          13.0%     151,167        0     *
Harry and Hyman Muller ...................   133,700                            *      133,700        0     *
MTF Inc ..................................   131,579                            *      131,579        0     *
Accolade Holdings Ltd. ...................   131,578                            *      131,578        0     *
Alan Pinstein ............................    64,415         23,079             *       87,494        0     *
Michael B. Targoff .......................    71,500                            *       71,500        0     *
Seymour G. Siegel ........................    39,817         50,000             *       10,000   79,817     *
Galleon Technology Partners I, L.P. ......    62,500                            *       62,500        0     *
G. Tyler Runnels .........................    52,632                            *       52,632        0     *
David Rosenberg ..........................    50,000                            *       50,000        0     *
Steven M. Oliveira .......................    50,000                            *       50,000        0     *
Gross Foundation, Inc. ...................    50,000                            *       50,000        0     *
Rose Pscherofer ..........................    50,000                            *       50,000        0     *
Gemilas Chesed Ach Tov ...................    50,000                            *       50,000        0     *
Stewart A. Levine ........................    50,000                            *       50,000        0     *
Steven M. Payne ..........................    47,619                            *       47,619        0     *
David S. Eiten ...........................    37,711                            *       30,394    7,317     *
NZFunds Global Small Companies Trust......    36,800                            *       36,800        0     *
YMSF Family Partnership LP ...............    36,000                            *       36,000        0     *
Scott Prizer .............................    35,080                            *       35,080        0     *
Murray Sternfeld .........................    35,000                            *       35,000        0     *
Lee M. Rough .............................    32,500                            *       32,500        0     *
Robert Denton ............................    32,500                            *       32,500        0     *
Jeffrey Morrison .........................    32,500                            *       32,500        0     *
Daniel Hewins ............................    32,207         11,540             *       43,747        0     *
Eugene Dworkis ...........................    13,000          8,333             *       21,333        0     *
Blake William Johnson ....................    21,472          8,181             *       29,653        0     *
Boaz Harel ...............................    27,000                            *       27,000        0     *

                                                                                                   Shares
                                                                                                 Beneficially
                                                Shares Beneficially Owned           Shares          Owned
                                                  Prior to the Offering            Offered  After the Offering
                                         ---------------------------------------- --------- ------------------
                                                          Number of
                                                      Shares Underlying
                                            Number       Options or
Name of Beneficial Owner                  of Shares       Warrants       Percent               Number   Percent
---------------------------------------- ----------- ------------------ ---------             -------- --------
David Wachter ..........................     4,167         62,000          *         26,167    40,000     *
Hazelbrook Partners, L.P. ..............    25,100                         *         25,100         0     *
Raymond J.H. McKinstry .................    25,000                         *         25,000         0     *
Robb Peck McCooey Clearing
  Corporation ..........................                   25,000          *         25,000         0     *
Mark Carmen ............................     2,083         20,000          *         22,083         0     *
Joshua Teitelbaum ......................    22,000                         *         22,000         0     *
JB Were Global Small Companies Fund.....    20,000                         *         20,000         0     *
Congregation Sharei Chesed .............    15,500                         *         15,500         0     *
Ebrahim Emrani and Manijeh Emrani Jt
  Ten ..................................    20,000                         *         20,000         0     *
Steven Freifeld ........................    10,000          8,333          *         18,333         0     *
HT Partners ............................    18,000                         *         18,000         0     *
William P. Dioguardi ...................    35,526                         *         35,526         0     *
David Dworkis ..........................         0          8,334          *          8,334         0     *
Cohanzick Partners, L.P. ...............    15,000                         *         15,000         0     *
Magsi Partners .........................    15,000                         *         15,000         0     *
Chris Kanoff ...........................         0         12,500          *         12,500         0     *
Michael A. Nader .......................    12,000                         *         12,000         0     *
Howard Commander .......................    12,000                         *         12,000         0     *
Michael Rosenblum ......................    12,000                         *         12,000         0     *
Ken Johnson ............................         0         11,271          *         11,271         0     *
Alan K. Jones ..........................     1,238         10,000          *         11,238         0     *
Shuvu Bonim ............................    11,050                         *         11,050         0     *
Alfred Schonberger .....................    11,000                         *         11,000         0     *
S.O.E. Trust ...........................    11,000                         *         11,000         0     *
Frank K. Kriz Jr. ......................    10,476                         *         10,476         0     *
Norman McKinstry .......................    10,000                         *         10,000         0     *
Abraham L. Slomovics ...................    10,000                         *         10,000         0     *
Abe New ................................    10,000                         *         10,000         0     *
BBEG, LLP ..............................    10,000                         *         10,000         0     *
Madeline Broitman ......................    10,000                         *         10,000         0     *
Michael Spitzer ........................    10,000                         *         10,000         0     *
Dr. Gerald Cochran .....................    10,000                         *         10,000         0     *
JP Systems, Inc. .......................    10,000                         *         10,000         0     *
David O'Brian ..........................         0          9,468          *          9,468         0     *
Steven Cooper ..........................     7,950                         *          7,950         0     *
Radu Duta ..............................       618          7,200          *          7,818         0     *
Susan Lacerra ..........................     1,042          6,000          *          7,042         0     *
Tim Monfort ............................     1,042          6,000          *          7,042         0     *
Ferdinand Landau .......................     5,000                         *          5,000         0     *
Norman Peltz ...........................     5,000                         *          5,000         0     *
David Atkinson .........................         0          5,000          *          5,000         0     *
Shulen Lipschutz .......................     5,000                         *          5,000         0     *
Andrew Oh ..............................     9,274                         *          9,274         0     *
Ken Murphy .............................         0          4,058          *          4,058         0     *
Edward Sugar ...........................         0          4,000          *          4,000         0     *
Philip R. Lozman .......................     3,000                         *          3,000         0     *
Martin L. Pinstein .....................     2,967                         *          2,967         0     *
Michele R. Pinstein ....................     2,967                         *          2,967         0     *

                                                                                      Shares
                                                                                    Beneficially
                                   Shares Beneficially Owned           Shares          Owned
                                     Prior to the Offering            Offered  After the Offering
                            ---------------------------------------- --------- ------------------
                                             Number of
                                         Shares Underlying
                               Number       Options or
Name of Beneficial Owner     of Shares       Warrants       Percent               Number   Percent
--------------------------- ----------- ------------------ ---------             -------- --------
George Rogers .............        0          2,500           *          2,500      0        *
Phil Pinstein .............    1,484                          *          1,484      0        *
Gregory A. Haas ...........    1,484                          *          1,484      0        *
Mark T. Satisky ...........      989                          *            989      0        *
Bruce Garver ..............        0            203           *            203      0        *
Loren J. Donelson .........      246                          *            246      0        *

--------
* Represents ownership of less than 1%.

                             PLAN OF DISTRIBUTION


General


     Transactions. The selling stockholders and their transferees may offer and sell the common stock in one or more of the following transactions:


     o on the Nasdaq SmallCap Market,


     o in negotiated transactions or


     o in a combination of any of these transactions.


     Prices. The selling stockholders and their transferres may sell their shares of common stock at any of the following prices:


     o fixed prices which may be changed,


     o market prices prevailing at the time of sale,


     o prices related to prevailing market prices or


     o negotiated prices.


     Direct Sales; Agents, Dealers and Underwriters. The selling stockholders and their transferres may effect transactions by selling the shares of common stock in any of the following ways:


     o directly to purchasers or


     o to or through agents, dealers or underwriters designated from time to time.


     Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The selling stockholders and any agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.


     Supplements. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.


     State Securities Law. Under the securities laws of some states, the selling stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.


     Expenses; Indemnification. We will not receive any of the proceeds from the sale of the common stock sold by the selling stockholders hereunder and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any. We will indemnify the selling stockholders against some civil liabilities, including some liabilities which may arise under the Securities Act.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for BarPoint by Greenberg Traurig, P.A., Miami, Florida.


                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-KSB for the year ended September 30, 1999, have been so incorporated in reliance on the report of Marks Paneth & Shron LLP (formerly Marks Shron & Company LLP), independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.


                  WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W. Washington D.C. 20549 and at the Commission's regional offices in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission, including us. The site's address is http://www.sec.gov. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.


                           INCORPORATION BY REFERENCE

     The Commission allows us to "incorporate by reference" in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information that we file later with the SEC will automatically update and supersede the information included in and incorporated by reference in this prospectus. We incorporate by reference the documents listed below which have been filed with the Commission and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, until we sell all the securities offered by this prospectus:


   1. Our Annual Report on Form 10-KSB, as amended on Form 10-KSB/A, for the year ended September 30, 1999;

   2. Our Quarterly Reports on Form 10-QSB, for the quarterly periods ended December 31, 1999, as amended on Form 10-QSB/A, March 31, 2000, as amended on Form 10-QSB/A and June 30, 2000; and

   3. Our Current Reports on Form 8-K filed April 12, 2000 and August 11, 2000, as amended on Form 8-K/A, filed August 17, 2000.


     We have filed each of these documents with the Commission and they are available from the Commission's Internet site and public reference rooms described under "Where you can obtain additional available information" above. You may also request a copy of these filings, at no cost, by writing or calling us at the following address:


                                John C. Macatee
                     President and Chief Executive Officer
                               BarPoint.com, Inc.
                           One East Broward Boulevard
                         Fort Lauderdale, Florida 33301


   Telephone requests may be directed to John C. Macatee at (954) 745-7500.